September 14, 2009

VIA EDGAR
Mr. Larry Spirgel

Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	América Móvil, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File Nos. 000-32245 and 001-16269

Dear Mr. Spirgel:

As discussed with Ajay Koduri this morning, I am writing to provide you with a written confirmation of the expected timing of the response of our client América Móvil, S.A.B. de C.V. (“América Móvil”), to the August 28, 2009 comment letter of the staff of the Division of Corporate Finance of the Securities and Exchange Commission on América Móvil’s annual report on Form 20-F for the fiscal year ended December 31, 2008.

Due to the unexpected business travel of individuals necessary for the completion of the response, América Móvil expects to file its response on our about September 21, 2009.

If you have any questions or require any additional information, please do not hesitate to contact me at (212) 225-2854.

Sincerely,

 /s/ Glorimari Vargas

Glorimari Vargas

cc:	Ajay Koduri
Securities and Exchange Commission